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                                                                  Exhibit No. 20



                                ADVO DECLARES
                             INCREASED DIVIDEND



Windsor, CT -- February 16, 1994 -- ADVO, Inc. (NYSE:AD) announced today that its Board of Directors has voted to increase by 25% its quarterly and annual dividend to common stockholders. The next dividend, now $0.025 quarterly ($0.10 annually), will have a record date of April 4, 1994, with a payment date of April 15 and a mail date of April 14.

Robert "Kam" Kamerschen, Chairman and CEO of ADVO, said, "ADVO continues to be a success in the marketplace, as shown by our recently announced record quarterly earnings. The Board felt that it would be appropriate to share an increased amount of this success with our shareholders."

ADVO specializes in effective and efficient targeted direct mail products and services with an expanding expertise in providing customized micromarketing solutions to its clients' needs. The Company's brands of shared mail, Marriage Mail(R) and Mailbox Values(R) are distributed nationally to over 53 million households weekly. ADVO also offers solo mailings, in-store marketing services and limited printing and transportation services. It has 23 production facilities, 80 sales offices and 7 administrative offices nationwide. ADVO's corporate headquarters are located at One Univac Lane, Windsor, CT 06095.


Contact:
David M. Stigler
ADVO, Inc.
(203) 285-6120